________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated October 22, 2004


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K is a press release issued by the Registrant dated October 13, 2004 relating to the results of the vote taken by the Registrant's shareholders at the Registrant's Annual General Meeting held on October 12, 2004. The press release is incorporated herein by reference.


 Exhibit                   Description of Exhibit
 -------                   ----------------------

 1                         Registrant's press release dated October 13, 2004





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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    October 22, 2004

                                        WORLD GAMING PLC



                                        By:      /s/ David James Naismith
                                                 ------------------------

                                        Name:    David James Naismith
                                                 ------------------------

                                        Title:   CFO
                                                 ------------------------





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

                                  EXHIBIT INDEX


 Exhibit                   Description of Exhibit
 -------                   ----------------------

 1                         Registrant's press release dated October 13, 2004





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

                                                                       EXHIBIT 1

WORLD GAMING PLC ANNUAL GENERAL MEETING STATEMENT

LONDON, UK, OCTOBER 13, 2004 - World Gaming PLC (OTC BB: WGMGY), held its 2004 Annual General Meeting on Tuesday, October 12, 2004 at 11:00 a.m. at the offices of Reed Smith, 5 Montague Close, London, UK.

The Board of World Gaming announces that all resolutions proposed at the Company's Annual General Meeting held on October 12, 2004 were approved by the shareholders. These resolutions included those relating to the transaction with Sportingbet PLC and its affiliates upon which Sportingbet abstained from voting. All resolutions passed by an overwhelming majority.

The Board of Directors presented to shareholders with respect to its financial results, business plan moving forward and its implementation. The Board is focusing on three key areas:

      - Software licensing specifically targeting existing operators as well as providing turnkey solutions for non gaming businesses with substantial databases looking for new sources of revenues. Licensing will involve both US and European facing platforms;

      -  Acquisition of one or more gaming related businesses;

      - Entry into specific niche markets for gaming and gaming related services.

The implementation of these plans are still at early stages and are intended to broaden the Company's revenue base while maintaining a scalable cost structure. The Board will update shareholders after further progress in these areas has been made. Achieving critical mass in a combination of these areas is expected to provide the company with opportunity to move to new markets such as the Alternative Investment Market of the London Stock Exchange.

CORPORATE BACKGROUND

World Gaming PLC is a UK-based I-gaming software and e-business services company. The Company is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about World Gaming PLC, visit the company's Web site at www.worldgamingplc.co.uk.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly owned subsidiary of the Company develops gaming software and web pages.

Contact:
Investor Relations
World Gaming plc
investor.relations@worldgaming.com

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Special Note Regarding Forward-Looking Statements

WE MAKE CERTAIN FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOUR FOR FORWARD-LOOKING STATEMENTS. TO COMPLY WITH THE TERMS OF THE SAFE HARBOUR, WE NOTE THAT A VARIETY OF FACTORS COULD CAUSE OUR ACTUAL RESULTS AND EXPERIENCE TO DIFFER SUBSTANTIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN OUR FORWARD-LOOKING STATEMENTS. WHEN WORDS AND EXPRESSIONS SUCH AS: "BELIEVES," "EXPECTS," "ANTICIPATES," "ESTIMATES," "PLANS," "INTENDS," "OBJECTIVES," "GOALS," "AIMS," "PROJECTS," "FORECASTS," "POSSIBLE," "SEEKS," "MAY," "COULD," "SHOULD," "MIGHT," "LIKELY," "ENABLE" OR SIMILAR WORDS OR EXPRESSIONS ARE USED IN THIS DOCUMENT, AS WELL AS STATEMENTS CONTAINING PHRASES SUCH AS "IN OUR VIEW," "THERE CAN BE NO ASSURANCE," "ALTHOUGH NO ASSURANCE CAN BE GIVEN" OR "THERE IS NO WAY TO ANTICIPATE WITH CERTAINTY," FORWARD-LOOKING STATEMENTS ARE BEING MADE. THESE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE OF THIS DOCUMENT.

THE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISK AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES MAY AFFECT THE OPERATION, PERFORMANCE, DEVELOPMENT AND RESULTS OF OUR BUSINESS AND COULD CAUSE FUTURE OUTCOMES TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OUR FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON OUR CURRENT BELIEFS AS TO THE OUTCOME AND TIMING OF FUTURE EVENTS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN THE FORWARD LOOKING STATEMENTS. FURTHER, SOME FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS OF FUTURE EVENTS WHICH MAY NOT PROVE TO BE ACCURATE. THE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, THE RISKS AND UNCERTAINTIES REFERRED TO IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING OUR MOST RECENT FORM 20-F.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF FUTURE DEVELOPMENTS, EVENTS AND CONDITIONS OUTSIDE OF OUR CONTROL. NEW RISK FACTORS EMERGE FROM TIME TO TIME AND IT IS NOT POSSIBLE FOR US TO PREDICT ALL SUCH RISK FACTORS, NOR CAN WE ASSESS THE IMPACT OF ALL SUCH RISK FACTORS ON OUR BUSINESS OR THE EXTENT TO WHICH ANY FACTOR, OR COMBINATION OF FACTORS, MAY CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE FORECAST IN ANY FORWARD-LOOKING STATEMENTS. GIVEN THESE RISKS AND UNCERTAINTIES, INVESTORS SHOULD NOT OVERLY RELY OR ATTACH UNDUE WEIGHT TO OUR FORWARD-LOOKING STATEMENTS AS AN INDICATION OF OUR ACTUAL FUTURE RESULTS.

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